PUBLICIS GROUPE

BY DHL

October 2, 2006

Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F. St. NE
Washington, DC 20549-3561
U.S.A.

Attention: Larry Spirgel, Assistant Director

Re: Publicis Groupe S.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 21, 2006
File no. 1-14736

Dear Sir,

We acknowledge receipt of your letter of September 18, 2006.

On the third page of your letter, you ask us to respond to your comments within 10 business days or tell you when we will provide you with a response.

We hereby advise that we will respond to your letter during the week commencing October 9, 2006.

Thank you for your patience.

Sincerely,

Jean-Michel Etienne
Executive Vice President – Chief Financial Officer

133, Champs Elysées • F 75380 Paris cedex 8 • *Tél: +33 (0)1 44 43 70 00* • *Fax: +33 (0)1 44 43 75 25*

Publicis Groupe S.A. - Société anonyme à directoire et conseil de surveillance au capital de 78 151 301 Euros